[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

June 19, 2012

John Grzeskiewicz Senior Counsel Division of Investment Management Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

RE:	Northern Trust Equity Long/Short Strategies Fund
(File No. 811-22611)

Dear Mr. Grzeskiewicz:

We are in receipt of your letter, dated January 26, 2012, which sets forth your comments to the registration statement on Form N-2 filed by Northern Trust Equity Long/Short Strategies Fund (the “Fund”) on  December 30, 2011 (the “Registration Statement”).  We have considered your comments to the Registration Statement and, on behalf of the Fund, our responses to these comments are set forth below.  Where changes have been made, they are reflected in Post-Effective Amendment No. 1 to the Registration Statement (the “Amendment”), which the Fund intends to file on or about the date hereof and will be marked to show all changes made since the initial filing of the Registration Statement.

Part A --- Information Required in a Prospectus

Item 3 Fee Table and Synopsis

Comment 1
According to the footnotes to the fee table, the administration fees and the annual operating expenses are “capped” at 0.20% and 0.60%, respectively. Specify whether this is pursuant to an expense limitation agreement with the Investment Manager or some other party. Disclose who will pay the fees and expenses that exceed these “caps”. If there is a fee waiver or expense limitation agreement, disclose how long it will be in effect and how such an agreement can be terminated. Also, confirm to the staff in your letter responding to these comments that there will be no recoupment of amounts waived.

Securities and Exchange Commission
June 19, 2012

Response 1
The administration fees and annual operating expenses are capped pursuant to an agreement between the Fund and the Investment Manager.  Such caps will remain in place indefinitely and may be terminated or amended only with the approval of the Board of Trustees of the Fund.   Expenses reimbursed are subject to possible recoupment from the Fund in the next fiscal year after the year in which such amount was reimbursed if such recoupment can be achieved without exceeding the applicable cap.  Additional disclosure has been added to the footnotes describing the expense caps.  A copy of the expense cap agreement will be filed as an exhibit to the Amendment.

Comment 2
Under Item 10.1 on page 12, it is disclosed that Common Units are subject to an early withdrawal charge of 2.00% of the current net asset value. A line and subcaption showing this 2.00% withdrawal charge should be added to the fee table.

Response 2	The Fund has added the requested line item to the fee table.

Item 8 General Description of the Registrant

8.2 Investment Objectives and Policies

Comment 3	Clarify the investment objective by specifying that “risk-adjusted” means “adjusted for inflation” and “returns” means “income plus capital appreciation”.

Response 3	The Fund has added disclosure to clarify that for purposes of the Fund’s investment objective, “risk-adjusted” means adjusted for volatility and “returns” means income plus capital appreciation.

Comment 4	Revise the disclosure to make it clear that the Fund is not only a “Fund of Funds” but a “Fund of Hedge Funds”.

Response 4	The Fund has added the requested disclosure.

Comment 5
Disclose the extent to which the “Sub-Funds” may be non-U.S. entities and will or will not be registered with the Securities and Exchange Commission, any other United States regulator, or foreign regulator. Clarify that all, or nearly all, of these “Sub-Funds” will be hedge funds.

Response 5	The Fund has added the requested disclosure.

Comment 6
Please confirm in your response letter that the Fund will treat all assets of an underlying investment fund that is created for the Fund and whose sole investor will be the Fund, as if the Fund directly owned the

Securities and Exchange Commission
June 19, 2012

assets for purposes of complying with the 1940 Act (including approval of advisory contracts.)

Response 6
The Fund has no intention to invest in a Sub-Fund that is created for the Fund and whose sole investor will be the Fund.  However, the Fund hereby confirms that if the Fund were to make such an investment it would treat the assets of the Sub-Fund as described above.

Comment 7
Disclose whether there are any maturity or credit rating parameters with respect to the fixed income securities in which the Fund and the Sub-Funds may invest. If the Fund and the Sub-Funds may invest in below-investment-grade debt securities, disclose that such securities are commonly referred to as “junk bonds” and may be considered speculative.

Response 7	The Fund has added the requested disclosure.

Comment 8
Please inform the staff in your response letter to these comments how derivatives will be valued for purposes of calculating the Fund’s net asset value and management fees. Also, please consider the staff’s observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Response 8	While Sub-Funds in which the Fund will invest may utilize derivatives transactions, the Fund has no present intention to engage in derivatives transactions.

Comment 9
Since the Fund has “equity” in its name, it must have a policy to invest, under normal circumstances, at least 80% of its net assets (plus the amount of any borrowing for investment purposes) in equity securities. Amplify the disclosure accordingly. See Rule 35d-1(a)(2) under the 1940 Act.

Response 9
The Fund respectfully submits that “equity,” as used in the Fund’s name, does not refer to a type of security but instead to the investment strategy of the Fund and the Sub-Funds in which it will invest: equity long/short strategies.   Therefore “Equity” in the Fund’s name should be read together with “Long/Short Strategies.”  As noted in the final rule release adopting Rule 35d-1 (SEC Release No. IC-24828) and the staff’s Frequently Asked Questions regarding Rule 35d-1, the Rule does not apply to terms that “connote types of investment strategies as opposed to types of investments.”  Therefore, the Fund does not believe that Rule 35d-1 should apply to the Fund’s name.

Securities and Exchange Commission
June 19, 2012

In addition, the Fund does not believe that its name violates Section 35(d) of the 1940 Act.  Specifically, the Fund does not believe that its name “would lead a reasonable investor to conclude that the [Fund] invests in a manner that is inconsistent with the [Fund’s] intended investments or the risks of those investments.” The Fund phrased its name as it did and included “Strategies” in its name in order to inform investors that the Fund was not simply an equity fund, but a fund that invested in Sub-Funds engaged in equity long/short strategies.

Finally, Comment 10 below states that the Fund should “look through” to the investments of the Sub-Funds for purposes of applying the requested 80% test.  As noted above, the Fund pursues an investment strategy of investing in Sub-Funds that themselves pursue an equity long/short investment strategy.  The Fund will not, however, and does not expect to have sufficient portfolio holdings information with respect to each Sub-Fund’s underlying portfolio positions to apply or monitor an 80% test applicable to equity securities on a look-through basis.

Comment 10
On page 5 it is stated that the Fund will not “look through” to the investments in the Sub-Funds in applying the Fund’s investment restrictions. A Fund- of- Funds is required to “look through” to the investments in such underlying funds both for purposes of its investment restrictions and the 80% test required by Rule 35d-1. Revise your disclosure accordingly.

Response 10
The Fund respectfully disagrees with Comment 10.   The Fund is not aware of the Staff of the Commission requiring that a registered fund of hedge funds look through to the investments of the underlying funds in which it invests to apply the Fund’s investment policies and restrictions.   Doing so would make it impracticable to operate a registered fund of hedge funds, as it would limit the underlying funds in which the registered fund may invest to those whose investment programs comply with the 1940 Act.   For example, the Fund has a fundamental investment restriction to borrow money or issue senior securities only in compliance with the 1940 Act, however, the Sub-Funds in which the Fund would investment do not structure their use of leverage in a manner that complies with the 1940 Act.

However, as noted in the response to Comment 6, while the Fund has no intention to invest in a Sub-Fund that is created for the Fund and whose sole investor will be the Fund, if the Fund were to make such an investment, it would treat the assets of the Sub-Fund as described in Comment 6 and would therefore look through to the assets of such a Sub-Fund in applying its investment restrictions.

Securities and Exchange Commission
June 19, 2012

However, with respect to the unaffiliated Sub-Funds in which the Fund expects to invest, the Fund does not expect to necessarily have sufficient portfolio holdings information with respect to each Sub-Fund’s underlying portfolio positions to apply or monitor its investment restrictions on a look-through basis.

Furthermore, the Fund respectfully notes that its policy with respect to not looking through the Sub-Funds to apply its investment restrictions is consistent to that of many other registered funds of hedge funds. See, for example:

•
BlackRock Preferred Partners LLC (File No. 811-22550) (“In applying the investment restrictions and other policies described in this Prospectus, the Fund will not (except as noted below) “look through” to the investments and trading activity of the Portfolio Funds, which may not be managed in accordance with the Fund’s investment restrictions or policies.”);

•
BlackRock Alternatives Allocation Portfolio LLC (File No. 811-22642 ) (“In applying the investment restrictions and other policies described in this Prospectus, the Funds will not “look through” to the investments and trading activity of the Portfolio Funds, which may not be managed in accordance with the Fund’s investment restrictions or policies.”)

•
Arden Sage Multi-Strategy Fund, L.L.C. (File No. 811-21778) (“For purposes of complying with applicable investment restrictions and investment limitations imposed by the 1940 Act, the Master Fund will “look through” to the underlying investments of any Portfolio Account that the Master Fund may establish. However, Portfolio Funds in which the Master Fund invests are not subject to the investment restrictions of the Fund or the Master Fund and, unless registered under the 1940 Act, are not subject to any of the investment limitations imposed by the 1940 Act.”);

•	FEG Absolute Access Fund LLC (File No. 811-22454) (“The Fund’s investment policies and restrictions do not apply to the activities and the transactions of the Portfolio Funds.”);

•
CPG JPMorgan Alternative Strategies Fund, LLC (File No. 811-22446) (“The Investment Funds are not subject to the Fund’s investment restrictions and are generally subject to few investment limitations.”); and

•	SCS Hedged Opportunities Fund, LLC (File No. 811- 22404) (“The foregoing investment restrictions and the Fund’s investment policies do

Securities and Exchange Commission
June 19, 2012

not necessarily apply to the Portfolio Funds in which the Fund will invest, which often have few, if any investment restrictions.”).

Requiring the Fund to limit its investments to Sub-Funds whose investment programs comply with the Fund’s investment restrictions would severely disadvantage Fund relative to its peer funds.

Comment 11
Disclose that the Fund is to be a Master Fund and add the appropriate disclosure. If the Fund will have investors other than Feeder Funds, disclose what kind of investors they will be (e.g. retail investors, institutional investors, pension plans, etc.).

Response 11	The Fund has added the requested disclosure.

8.3 Risk Factors

Comment 12
There is disclosure on page 6 concerning the risks of “non-diversified status” and a statement that the Fund is non-diversified. This contradicts the statement in Item 8.1 on page 2 that the Fund is diversified. Please reconcile.

Response 12	The Fund is a non-diversified fund. The statement in Item 8.1 was a typographical error and has been corrected.

Comment 13
The difficulties and risks inherent in the valuation of investments in Sub-Funds should be fully disclosed. The Fund should have clear written policies and procedures regarding valuation reports submitted to the Board and the methodology for making valuation decisions. These procedures should seek to insure that the Fund is able to reliably determine the value of its investments in the Sub-Funds. Furthermore, expand your valuation disclosure in light of the past guidance provided by the staff on the issue of valuation. See the letters to Craig S. Tyle, General Counsel, Investment Company Institute, from Douglas Scheidt, Associate Director and Chief Counsel, Division of Investment Management, dated December 8, 1999 and April 30, 2001, and in particular footnote 13 to the 1999 letter. In addition, please provide us with a copy of the valuation procedures adopted by the Board to determine the value of the Fund’s investments.

Response 13
The Fund notes that risks related to valuation of the Fund’s investments in Sub-Funds is described under the heading “Fund Structure Risks—Valuation Risks” in Item 8.3.  The Fund has added additional disclosure regarding the risks associated with valuation of the Fund’s investments in Sub-Funds under this sub-heading.  Additionally, the Fund has added disclosure regarding its process for calculating net asset value, including

Securities and Exchange Commission
June 19, 2012

valuing investments in Sub-Funds, under Item 8.4 A copy of the valuation procedures of the Fund are attached as Annex A to this letter.

Item 9 Management

Comment 14	Inform the staff in your response letter whether there will be any other Feeder Funds than the two mentioned here.

Response 14
The Fund has no present intention to admit Feeder Funds other than those disclosed in the Registration Statement.  The Fund has added disclosure to the registration statement that the Fund may, in the future, permit investments by additional feeder funds.

Comment 15
The Fund’s Form D, filed on October 17, 2011, indicates that 119 investors have already invested in the Fund. Are any of these investors beneficial owners of the two Feeder Funds referred to in Item 9.3? Are all of these investors “Accredited Investors” within the meaning of Rule 501(a) under the 1940 Act? If not, please provide a representation in your response letter that the Fund will in no event sell its shares to more than 35 purchasers who are not “Accredited Investors” .

Response 15
The 119 investors identified in the Fund’s Form D do not include beneficial owners of the two Feeder Funds, but instead includes only direct investors in the Fund (counting each Feeder Fund itself as an investor).  All investors in the Fund are Accredited Investors and the Fund has no intention to sell shares to persons who are not Accredited Investors.

Item 10 Capital Stock, Long-Term Debt, and Other Securities

10.1 Capital Stock

Comment 16	Preferred Units -- Please inform the staff whether the Fund has any present intention of offering “preferred units”. If so, inform the staff how soon such units will be offered.

Response 16	The Fund has no present intention to offer preferred units.

Comment 17	Please confirm to the staff, if applicable, that the dividend expenses associated with the future issuance of the “preferred units” will be included in the body of the fee table.

Response 17	As noted above, the Fund has no present intention to offer preferred units.

Comment 18	Disclose the circumstances which would cause the Fund’s Board to consider issuing “preferred units”.

Securities and Exchange Commission
June 19, 2012

Response 18
As noted above, the Fund has no present intention to offer preferred units.  However, the Fund’s Agreement and Declaration of Trust authorizes the Fund to issue preferred units and the Fund has therefore described such units in describing its capital structure in response to Item 10 of Form N-2.

General

Comment 19	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement, other than for the Managed Dividend Policy.

Response 19	The Fund has not and does not expect to submit an exemptive application or no-action request in connection with the Registration Statement.

  *                                  *                                          *

            The Fund acknowledges that: (i) the staff, by providing comments on the Registration Statement, does not foreclose the Commission or the staff from taking any action with respect to the filing; (ii) the action of the Commission or the staff, in providing comments on the Registration Statement, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Fund may not assert the comments of the staff on the Registration Statement as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            Should you have any additional comments or concerns, please do not hesitate to contact me at (212) 735-3805 or Kevin Hardy at (312) 407-0641.

Sincerely,
/s/ Philip Harris
Philip Harris

Annex A

EFFECTIVE DATE: 8/17/2011*

NT ALPHA STRATEGIES FUND
NT EQUITY LONG/SHORT STRATEGIES FUND

PROCEDURES FOR THE PRICING OF PORTFOLIO SECURITIES

The NT Alpha Strategies Fund, a closed-end diversified management investment company registered under the Investment Company Act of 1940, as amended (the "'40 Act"), and the NT Equity Long/Short Strategies Fund, a management investment company registered under the '40 Act (each a "Fund"; collectively the "Funds") intend to have its net asset value ("NAV") calculated as of the last business day of each month. The Board of Trustees ("Board") of each Fund is charged with providing informed, vigilant and effective oversight of each Fund’s valuation of its investments and the internal controls that protect the integrity of the valuation process. The Board has delegated the responsibility of determining each Fund’s NAV to the Fund's Pricing Committee ("Pricing Committee"), subject to oversight by the Board. The membership of each Fund's Pricing Committee will be comprised of personnel from the Fund’s Administrator, Northern Trust Investments, Inc. ("NTI"), and the Fund’s Investment Manager, The Northern Trust Company of Connecticut ("NTCC") as recommended to, and approved by, the Fund's Board. To assist the Pricing Committee in the valuation of the Fund’s securities, the Board has approved the following procedures.

I.	Methods of Security Valuation

Each Fund will invest directly in sub-funds ("Sub-Funds") or indirectly through intermediary entities. Except as otherwise provided herein, each Fund will be valued as follows:

A.
The NAV of the Fund will be calculated as of the close of business on the last business day of each month ("Valuation Date"). The NAV of the Fund is equal to the estimated value of its total assets minus the estimated sum of its total liabilities as of the Valuation Date. The NAV will be calculated generally by the 15th day of the following month or the first business day thereafter if the 15th falls on a weekend or holiday. In determining the value of each Sub-Fund investment on each Valuation Date, the Pricing Committee will use the estimated (and in some cases final) NAV of such Sub-Fund investment provided to the Fund by the Sub-Fund, as well as any other considerations identified below that may, in the Pricing Committee's judgment, increase or decrease such estimated value.

	B.	In determining the reasonableness of the NAV of each of the Sub-Funds and the Fund, the Pricing Committee will:

* See "Policies and Procedures for Hedge RICs" log for policy or procedures history.

1.
Assess whether each Sub-Fund’s monthly return is similar to the return of its peer group for the same time period (the "Sub-Fund Return"). The peer group for each Sub-Fund will be constructed by NTCC based on the availability of data for other funds with similar strategy and risk and return objectives to the Sub-Fund;

		2.	Review the Price Verification File provided by NTI as the Fund’s Administrator.

a.
The Price Verification File is comprised of the individual positions provided to NTI by the respective Sub-Fund no less frequently than monthly pursuant to the Sub-Fund's agreement with NTGA. NTI verifies, to the best of its ability, the prices of such positions held by the Sub-Funds as of the end of each month using various pricing sources. After NTI has performed its verification, the Price Verification File is provided to NTCC.

b.
The Price Verification File assists the Pricing Committee's review of the Sub-Fund's holdings and identifies any pricing differences respecting securities held by the Sub-Funds that are outside tolerance ranges defined by NTCC’s Risk Management Team. The pricing differences will be reviewed by the Pricing Committee to determine their materiality, as well as to examine potential pricing discrepancy trends in the Sub-Funds.

		3.	Evaluate the information provided by the Sub-Fund Return and Price Verification File and assess the impact as it pertains to the Fund’s NAV.

C.
If a Sub-Fund’s NAV is not provided prior to the calculation of the Fund’s NAV or a Sub-Fund's NAV is determined not to be reasonable based on the Pricing Committee's evaluation, the Pricing Committee will value the Sub-Fund in accordance with the fair valuation procedures ("Fair Valuation Procedures") set forth in Section III, below.

II.	Fund NAV Calculation

Northern Trust’s Hedge Fund Administration Department (the "HFA") is responsible for calculating the Fund’s NAV.

III.	Fair Valuation

A.
The Pricing Committee is responsible for the valuation of the Fund’s Sub-Funds prior to the calculation of the Fund’s NAV if (i) the Sub-Fund’s NAV is not available or (ii) the Sub-Fund’s NAV is determined not to be reasonable based on the Pricing Committee's evaluation described in Section I, above. The Pricing Committee has the discretion to engage consultants and other service providers to assist in the fair valuation of the Sub-Funds.

B.
The Pricing Committee will make the final determination of the fair value of a Sub-Fund. In making its determination, the Pricing Committee is authorized to consider the factors that it deems appropriate to the determination of the fair value of the Sub-Fund. Such factors may include, but are not limited to, the following:

		1.	Changes in the equity and fixed income markets;
		2.	Type of Sub-Fund (i.e., strategy);

		3.	Current financial position of the Sub-Fund;
		4.	Size of the Fund’s holding in the Sub-Fund relative to the Sub-Fund’s net assets;
		5.	Returns of comparable Sub-Funds;
		6.	Cost of the investment;
		7.	Changes in interest rates;
		8.	Domestic or foreign government actions or pronouncements;
		9.	News events;
		10.	Foreign currency exchange activity; or
		11.	Price of Sub-Fund underlying positions provided to NTI prior to or at month-end.

C.
NTCC has responsibility for continually monitoring markets and the managers of the Sub-Funds. NTCC is responsible for notifying the Pricing Committee if the markets and/or a Sub-Fund's manager's circumstances relevant to the valuation of the fair valued Sub-Fund change materially. A meeting of the Pricing Committee may be held to evaluate such change.

	D.	The Pricing Committee will inform the Board and HFA of the determined fair value of such Sub-Fund prior to the calculation of a Fund’s NAV.

E.
The Pricing Committee's evaluation and determinations of fair value, including supporting documentation, are to be maintained with the records of the Committee's actions by the Secretary of the Committee.

F.
If a NAV becomes available for a Sub-Fund that previously had been fair valued; HFA will document the difference between such market price and the previously used fair valuation. HFA will also report such difference to the Pricing Committee at its next meeting.

IV.	Valuation of Securities

In the event a Sub-Fund provides the Fund with securities (i.e., in-kinds resulting from a Sub-Fund redemption), those securities will be valued as follows:

	A.	Domestic Securities

		1.	Equity Securities

Securities that are listed on a recognized U.S. securities exchange or quoted in the NASDAQ National Market System are valued at the regular trading session closing price on the exchange or system in which such securities are principally traded. If any such security is not traded on the Valuation Date, it is valued at the most recent quoted bid price. Over-the-counter securities that are not reported in the NASDAQ National Market System are also valued at the most recent quoted bid price.

		2.	Fixed Income Securities

Fixed income securities are generally valued on the basis of evaluated prices provided by independent pricing services when such prices are believed to reflect the fair market value of such securities (“Evaluated Prices”). Such Evaluated Prices may be determined by factors which include, but are not limited to, market quotations, yields, maturities, call features, ratings, institutional size trading in similar groups of securities and developments related to specific securities.

Short-term instruments are valued at amortized cost, which the Investment Adviser has determined, pursuant to Board authorization, approximates fair value.

		3.	Shares of Open-End Investment Companies

Shares of open-end investment companies will be valued at their published NAV.

	B.	Foreign Securities

The value of securities of foreign issuers are generally based upon primary local market quotations which, depending upon local convention or regulation, may be the last sale price, the last asked price or the mean between the last bid and asked price as of, in each case, the close of the appropriate exchange or other designated time as determined by the appropriate governing body. In addition, foreign fixed income securities may be valued based on Evaluated Prices provided by independent pricing services when such prices are believed to reflect the fair market value of such securities.

	C.	Derivative Securities

		1.	Exchange Traded Options and Future Contracts: Exchange traded options and futures contracts are valued at the settlement price as established by the exchanges on which they are traded.

		2.	Unlisted Instruments: Over-the-counter options, swaps, caps, collars and floors are valued at broker provided prices.

		3.	Currency Contracts: Spot and forward currency exchange contracts are valued using an independent pricing service.

		4.	Convertible Securities: Convertible securities are valued using an independent pricing service.

	D.	Fair Valued Securities

If a security’s value, determined by the methods described above, does not reflect the value that the Fund would expect to realize on a current sale made in the normal course, as determined by the Pricing Committee, the Pricing Committee will value the security in accordance with the Fair Valuation Procedures set forth in Section III, above.

IV.	Reports to the Board

A.
Materials supporting the evaluations and determinations, excepting fair valuations, made by the Pricing Committee during the preceding quarter will be provided to the Fund's Board at the next regularly scheduled Board meeting.

	B.	In the event the Pricing Committee makes a fair value determination of a Sub-Fund, such determination will be reported promptly to the Board by the Chairperson of the Pricing Committee.

i.
The Board may meet from time to time, as it deems necessary, to discuss specific Sub-Funds valued pursuant to the fair valuation procedures set forth in Section III, above (the "Fair Valuation Procedures"). Such meeting may be requested by the Chairman of the Board based on his or her determination for either the need of such meeting or any recommendation of the Pricing Committee. The Board may give direction to the Pricing Committee, the Fund's Administrator, HFA and NTCC as it deems appropriate under the circumstances.

ii.
All Sub-Funds valued by the Pricing Committee in accordance with the Fair Valuation Procedures will be reported to the Board at its next regularly scheduled meeting by the Chairperson of the Pricing Committee; such report will include any information supporting the Pricing Committee's determination.

C.
The Pricing Committee through it Chairman will report to the Board on the valuation process no less frequently than annually. The report will include any issues the Pricing Committee deems material since the last report.

VII.	Recordkeeping

The Fund's Sub-Administrator will maintain all records of Pricing Committee meetings or other actions consistent with the requirements of the '40 Act and the books and records policies of NTCC and NTI.